Mail Stop 4561
Via Mail and Facsimile to (508) 366-9901

September 18, 2009

Mr. Kris Canekeratne, Chairman & CEO
Virtusa Corporation
2000 West Park Drive
Westborough, Massachusetts 01581

> **Re:** **Virtusa Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed May 29, 2009**
> **File No. 001-33625**

Dear Mr. Canekeratne:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

Clients and Industry Expertise, page 9

1.   To the extent that British Telecommunications plc, JPMorgan Chase Bank, N.A, and Metavante Corporation each continue to account for ten percent or more of your revenue, please make sure that future filings include a complete description of the material terms of such agreements, including, but not limited to, the duration of such agreements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 58

Foreign Currency Exchange Rate Risk, page 58

2.   We note that you have entered into hedging transactions designed to hedge your forecasted sales and expenses denominated in the U.K. pound sterling. Please tell us

what consideration you gave to disclosing the quantitative impact of a constant increase or decrease in the exchange rate between the pound and the U.S. dollar.

Item 11. Executive Compensation, page 101 (Incorporated by Reference to Definitive Proxy Statement Filed July 21, 2009)

Compensation and Other Information Concerning Directors and Officers, page 20

Compensation Discussion and Analysis, page 20

Methodologies for Establishing Executive Compensation, page 20

3.   We note that in determining your "peer group" for compensation purposes, you used companies that were publicly held, had generally between $200 million and $1.0 billion in annual revenues, were engaged principally in the IT services and/or IT consulting industries focused on services and/or technology, and were primarily based or headquartered in the United States, and that the peer group also included companies against which you directly compete for recruiting and hiring employees, even if the company's annual revenues were above $1.0 billion. We also note that your annual revenue for the fiscal year ended March 31, 2009 was $172.9 million, and that the compensation peer group appears to vary from the competitors identified on page 10 of your Form 10-K. In your response letter, please explain how your compensation committee determined that the compensation peer group was appropriate for benchmarking purposes. In this discussion, please make sure to address why the peer group only includes companies with greater revenues, why you believe that companies with greater revenues are comparable for compensation purposes, what distortions may be caused by including companies with greater revenues, and what consideration you gave to using a peer group of companies with more comparable revenues.

Executive Compensation Components, page 22

Equity Compensation, page 26

4.   We note that you have not disclosed the revenue and operating income targets that need to be achieved for your equity-based awards to vest. Item 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please confirm that you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction. In addition, if you are relying on Instruction 4, please include a representation in your response letter that in future filings you will discuss how difficult it will be for you to achieve the undisclosed target levels.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Evan S. Jacobson at (202) 551-3428 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director